Exhibit 99.1

Stellantis to Announce First Half 2024 Results on July 25

AMSTERDAM, July 1, 2024 - Stellantis N.V. announced today that its First Half 2024 Results will be released on Thursday, July 25, 2024.

A live webcast and conference call of the First Half 2024 Results will begin at 2:00 p.m. CEST / 8:00 a.m. EDT on Thursday, July 25, 2024.

The related press release and presentation materials are expected to be posted under the Investors section of the Company’s corporate website (www.stellantis.com) at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on Thursday, July 25, 2024.

Details for accessing the live webcast and conference call are already available under the Investors section of the Stellantis corporate website. For those unable to participate in the live session, a recorded replay will be accessible following the event.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, while creating added value for all stakeholders. For more information, visit www.stellantis.com

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com